Exhibit 4.10

CONVERSION AGREEMENT

This Agreement executed on March 28, 2006 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Andrew C. Callari (the “Consultant”), with a business address at 600 Anton Blvd., 11th Floor, Costa Mesa, CA 92626.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant will render his professional legal services to the Company. The Parties agree to convert $15,000 (fifteen thousand dollars) of Consultant’s fees for his future litigation services to the Company into 10,000 (ten thousand) fully-paid and non-assessable free trading shares, at the conversion rate of $1.50 per share, upon the execution of this Agreement. Upon submission of an invoice for services rendered, the Consultant will be issued shares at the conversion rate of $1.50 per share.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its future obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Andrew C. Callari)

/s/ Chaslav Radovich	/s/ Andrew C. Callari
Chaslav Radovich President/CEO	Andrew C. Callari